

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

>   **Re: Accelerated Acquisitions V, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 1, 2010**
>   **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed July 1, 2010

General

1.   We note the statement on page F-7 that your "ability to continue as a going concern is also dependent on [your] ability to find a suitable target company and enter into a possible reverse merger." We note similar statements on pages 11 and 22. We refer you to Rule 419 of the Securities Act. With a view to revised disclosure, advise us of your status as a company seeking an operating company to acquire or merge with. We also note that your website, depot.org, does not appear to address the business described on page four of the prospectus. We also note that the "Services" section of the website states that it "is run as a hobby, not as a business." Please revise the Form S-1 accordingly or advise.

2. We note the statement on page five and elsewhere that you developed and market a unique web-based business process. You also state that the license you acquired is "a business concept and related technology." You also state that "[c]onnectivity is provided by multiple vendors including: AboveNet, AirBand, Cogent, Time Warner, XO, Looking Glass, Level 3, InnerCity Fibernet, FiberLight, MCI, Qwest, Consolidated Communications, Texas Lone Star Network, TerraStar, Clearwire Communications, Current Communications and Verizon. The prospectus discusses these and other services and technologies in the present tense suggesting that you currently conduct sales, have the ability to conduct operations, have contracts with the named companies, or have outsourced operations in order to offer a commercially available product or service. It is unclear what stage of development these products are in and what additional development, testing, contracts, financing or other events or milestones are required. We note the reference to "research, development and commercialization expenses" in the license agreement. It is also unclear if you have facilities, "routers," "fiber optic networks" or any of the other infrastructure—or agreements to outsource for them— which appear to be necessary to offer a commercially available product or service. Please revise throughout to clarify the status of your operations and products and services. We may have further comment.

3. In this regard, please revise to clarify what development, if any, you have done with respect to the planned operations. It appears that the company was not involved in the development, but that the license agreement with Mr. Aland transferred intellectual property developed by Mr. Aland "principally comprising a business concept and related technology which has, as its core product, the aggregation of demand for high-ticket capital equipment and selected commodities to facilitate cooperative purchases of similar products by a significant number of large end-users." Please revise to clarify what role, if any, the company has had in the development of the intellectual property and explain Mr. Aland's role in the development of the "business concept" that was later acquired by the company.

4. With a view to revised disclosure regarding the license agreement, please advise us of your belief as to its commercial value given that the agreement provides for $10.00 in consideration paid by the company, and it appears to anticipate a minimum of $10 million for research, development and commercialization of the business concept. We may have further comment.

Prospectus Cover Page, page 2

5. We note the cross reference to Risk Factors. Please revise to clarify that the company's Risk Factors begin on page 10.

Prospectus Summary, page 4

6. We note the company's address and telephone number on page 25. Please revise to include the company's complete mailing address and telephone number of its principle executive offices on either the Prospectus Cover Page or in the Prospectus Summary, as required by Item 503(b) of regulation S-K.

7. We note the statement on page four regarding your plans to change your name to "Demand Pooling, Inc." Please revise to indicate the timing of your planned, amended certificate of incorporation and any 1934 Act filing.

8. We note that you entered into a license agreement and a consulting agreement. It appears that you are required to fund certain expenses related to the commercialization of the licensed technology. Please identify the "specified expenses" and their anticipated dollar amounts, and revise Management's Discussion and Analysis to address how and when you anticipate funding such expenses.

9. We note that the term of the license "commences the date of the [l]icensing [a]greement and runs until the expiry of protections afforded the [technology." Please revise to disclosure when the intellectual property rights associated with this licensing agreement will expire.

10. We note that the consulting services agreement requires cash compensation of $87,500 per month "subject to the company's achievement of certain designated milestones." Please disclose what milestones the company must reach in order to be responsible for payment of this monthly rate and clarify whether the company has commenced services. Please also revise Management's Discussion and Analysis to address the amounts required and anticipated funding sources.

11. We note your statement that the company has "developed and markets a unique web-based process for facilitating cooperative buying…" It appears that you have no operations, three employees and no revenue. Please discuss how you have developed this product and how you are able to market it.

12. We note your statement that the company has been called upon to perform "similar" services to commercial enterprises, in addition to the target markets the company has identified on page five. Please revise to clarify these discussions and any services provided. It is unclear what you mean by "similar demand aggregation services," and it is unclear how those differ from the services the company intends to provide.

13. Please disclose how you plan to achieve revenue generation. For instance, please discuss, among other things, the various milestones involved for the company, the approximate costs to achieve each milestone, and how much time it will take to achieve each milestone.

14.   We note that the company plans to launch three complimentary services. Please revise to
        discuss when the company plans to do this, the approximate funding requirements
        involved, and how the company is seeking to obtain funding for them.

15.   You state on page six that you derive "primary fee income" from the gross value of
        purchases, and you provide percentages and other quantified fees. Please revise
        throughout to disclose whether you have commercially available operations for the
        services you describe. As another non-exclusive example, you reference competitors on
        page seven whose "fees [are] higher than those charged by AAV." Please revise
        accordingly.

16.   Please provide the basis for your statements in your Market section on page six. For
        instance, we note your statements that state and local governments (SLG) were
        considered, "up until recent Federal spending under the various stimulus programs…the
        single largest market in existence" and "[m]anagement estimates that for 2006…SLG's
        made purchases of more than $400 billion of products…"

17.   We note various references to competitors and a possible joint venture candidate. Please
        provide names for (1) the entities discussed in your Competition section on page seven
        and (2) the vendors discussed in your Other Strategic Partnerships section on page eight.
        Please revise to clarify the nature and extent of the discussions with any of these entities.
        For example, it is unclear what steps have been taken thus far to facilitate relationships,
        whether any financial arrangements have been discussed, and what the parameters of
        such arrangements are.

18.   Please revise to define "specialist" as used on page seven in your Team Approach
        section.

19.   We note the "Strategic Partners" section on page seven. Revise to avoid vague terms such
        as "partnership" or "strategic partnership." It is unclear if you are referencing the legal
        business structure or something else. To the extent the arrangements involve significant
        terms with respect to your planned operations or financial condition, it is unclear why the
        "strategic marketing partnerships" and other agreements have not been filed. If they
        relate to form-of agreements or similar arrangements relating to nominal amounts and
        services available to most persons, revise to replace terms such as "partnership" and
        "strategic partnership" with more balanced disclosure.

20.   Similarly, revise to delete the graphics on pages six, nine, and 10 or include prominent
        disclosure regarding the apparent fact that you do not currently have such platforms and
        may not ever acquire them due to financial and other challenges.

21.   Please provide the information required by Item 101(h) of Regulation S-K, including the number of total employees, in addition to full time employees, duration of intellectual property rights, and the need for governmental approval to provide the services you intend to provide.

Planned Aggregation Pools, page 8

22.   Please describe in greater detail how aggregation pools are used in your revenue cycle.

System Technology, page 8

23.   We note that maintenance, operations and management of the Datacenter is outsourced to Databank LLC. Please clarify who owns the Datacenter. To the extent you or your predecessor own the Datacenter and network technology, please describe the amounts paid to establish the system technology and the expected costs on an annual basis to maintain it.

Risk Factors, page 10

24.   We note the company's representation on page 14 that "internal controls may not be adequate." In an appropriate place, please discuss how they may not be adequate and any steps the company is currently taking in order to attain effective internal control over financial reporting.

25.   Please revise the last risk factor on page 15 and where appropriate to delete references to "the market price" of your securities, as you do not appear to have a market.

26.   We note your statement on page 16 that you do not have "long-term contracts with [your] recurring revenue customers." However, your audited financial statements and other disclosures do not reflect any short- or long-term contracts generating revenue. Please revise to reconcile the apparent inconsistency.

27.   We note on page 18 that you cannot assure that your efforts to protect confidential customer information will be successful. Please revise to state whether you have any customers for principal business activities, and, if appropriate, discuss the steps you take or plant to take in order to ensure confidentiality.

Market for Common Equity and Related Stockholder Matters, page 20

28.   We note that no disclosure has been provided pursuant to Item 201(b)(2) of Regulation S-K. Please revise to include such disclosure or advise us as to the reason(s) why such disclosure is not necessary.

Richard Aland
Accelerated Acquisitions V, Inc.
July 23, 2010
Page 6

Financial Information – Selected Consolidated Financial Data, page 22

29.   Please revise or reconcile for us the operating expenses and other expenses for the periods ended December 31, 2009 and 2008 to the operating expenses presented at Statements of Operations on page F-4.

Management's Discussion and Analysis, page 22

Going Concern, page 23

30.   We note that your auditors have expressed doubt about your ability to continue as a going concern. Please discuss the conditions that gave rise to the going concern matter and management's plans to address the going concern matter.

31.   Please note how your company's intended business is considered part of the investment industry.

Liquidity and Capital Resources, page 24

32.   With a view to disclosure, advise us if you have any commitments for capital expenditures or off balance sheet arrangements.

33.   We note that the company had $120 of cash at December 31, 2009. Please revise to provide updated information regarding your cash position and your short and long term capital needs.

34.   In this regard, revise to disclose, if true, that you need significant, additional financing in order to meet the milestones necessary for your business plan. Revise to explain your plans to secure such additional financing and what sources of financing this may include.

35.   We note from page 4 that you are required to fund specified amounts for qualifying research, development and commercialization expenses related to the Technology in accordance with the License Agreement. Please revise to disclose the terms and estimated amounts of these expenses, timing of payments and your expected sources of funding.

Properties, page 25

36.   Please clarify whether the company's designated office is held in fee or is subject to any major encumbrance.   In addition, please confirm that disclosure pursuant to Item 102 of Regulation S-K is complete.

Security Ownership of Certain Beneficial Owners and Management, page 26

37.   Please revise your disclosure to include the security ownership of officers and directors as a group. Refer to Item 403 of Regulation S-K as appropriate.

Directors and Officers, page 26

38.   For each employment discussed, please disclose the employment titles and beginning and ending dates of employment. For instance, disclose when Mr. Aland served as managing director of Innovative Financial Services Inc. and what "various positions" Mr. Kelly held, and when, during his time at General Electric Company.

Certain Relationships, page 27

39.   Please revise to disclose the material terms of the License agreement. As a non-exclusive example, the company appears to have paid $10.00 for the license.

40.   Please revise to summarize the "certain financial advisory services" to be provided by Mr. Neher.

41.   Revise to the description of each transaction to explain the basis on which the person is a related person.

Description of Securities, page 29

42.   We note your number of shares of common stock outstanding appears to be inconsistent with previous representations. Please refer to pages 10, 14, 20, and 26 and revise where necessary.

Selling Security Holders, page 30

43.   We note the list of selling security holders and further note that no material relationship to the company has been disclosed. Please revise to clarify. See Item 507 of Regulation S-K. In this regard, we note that Accelerated Venture Partners, LLC is a selling security holder. Please also advise us whether any selling security holders are broker-dealers or affiliates of broker dealers.

44.   We note the company's disclosure on page 32 that if selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery obligations, as set forth in Securities Act Rule 174. Please revise or advise regarding the reference in this resale registration statement to Rule 174, which addresses prospectus delivery of dealers. We may have further comment.

Financial Statements, F-1

45.   We note that you entered into a Licensing Agreement with Demand Pooling Global
       Services, LLC ("DEPO") and intend to change you name to Demand Pooling, Inc. We
       further note the following statements within your registration statement:

       • Accelerated Acquisitions V is an emerging growth company that *has developed and
         markets* a unique web-based business process for facilitating cooperative buying of
         capital assets and commodities…(page 5).
       • The AAV system utilizes a highly secure, fault tolerant, enterprise-class
         datacenter…(page 8).
       • Our contracts with recurring revenue customers will typically allow the customer to
         cancel the contract for any reason with 30 days prior notice (page 16).

       Based on the foregoing statements, it appears that DEPO represents a predecessor entity
       whereby Accelerated Acquisitions V, Inc. succeeded to a business of DEPO. Therefore,
       please include the audited financial statements of DEPO pursuant to Rule 8-01 of
       Regulation S-X, or provide us with an analysis to support your conclusion that DEPO is
       not a predecessor as defined in Rule 405 of Regulation C.

46.   We note that you reference the term "unaudited" in several places in your audited
       financial statements. For example, your statements of operations and cash flows contain
       "unaudited" in the header, and pages F-3 to F-6 ask readers to refer to notes to unaudited
       financial statements. Please remove all such references to "unaudited" within your
       audited financial statements.

Statements of Operations, page F-3

47.   Please replace "Feb 15, 2008" with "April 29, 2008," or clarify when your inception date
       was.

Statement of Cash Flows, page F-11

48.   Please revise to include the period for the three months ended March 31, 2009 as the
       same period is also presented for the Statements of Operations on page F-10.

Note 4 – Subsequent Events, page F-14

49.   Please expand your subsequent event footnote to disclose the April 29, 2010 Consulting
       Services Agreement with AVP and the sale of common shares at $2.00 per share. In
       addition, clarify the price at which you may repurchase shares issued to AVP in the event
       you fail to complete funding as detailed in the agreement, and describe in more detail the
       milestones that must be met for cash compensation to be issued at a rate of $87,500 per

month. Last, describe the compensation you are to provide to AVP should the milestones not be met.

Other Expenses of Issuance and Distribution, page 34

50.   We note your statement on page 19 that the company "will not receive any proceeds from the sale of shares of common stock in this offering." We also note that the offering is expected to cost $8,500. Given your cash position as indicated on page F-9, revise to disclose the source of funds you plan to use in order to cover offering expenses.

Recent Sales of Unregistered Securities, page 35

51.   We note the reference to Regulation D on page 35. Please revise to clearly identify the facts relied upon to make the exemption available. We note there were 59 investors.

52.   We are unable to locate a Form D filed by the company for the June 8, 2010 offering. Please revise or advise.

Undertakings, page 36

53.   Please advise why Item 512(a)(5) of Regulation S-K was not included in your Undertakings disclosure.

Exhibits

54.   We note the stated number of shares being offered in exhibit 5.1 differs from the stated number of shares represented elsewhere in the prospectus. For instance, please refer to pages 2, 10, and 30. Three different aggregate share numbers have been used. Revise to reconcile the apparent inconsistency.

55.   It appears that exhibit 10.1 is missing schedules, exhibits, or attachments. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise.

56.   Please reconcile the incorporation by reference Form 8-K filing date for exhibits 10.1 and 10.2 with the date the filing was made with the Commission.

Other

57.   Please revise to ensure that Item numbers of the Form S-1 are correctly designated in your registration statement. For instance, we note that Changes in and Disagreements with Accountants on Accounting and Financial Disclosure on page 34 is designated as Item 9, rather than Item 11, and that Part II begins with Item 10, rather than Item 13.

Form 10-K, filed April 2, 2010

Item 9A(T). Controls and Procedures, page 18

58.   Your current disclosures contain only a partial definition of disclosure controls and procedures. Please confirm to us that you will expand your disclosure in future filings to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e). In this regard, you should also describe that the term of disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Changes in Internal Controls over Financial Reporting, page 19

59.   Please confirm to us that you will revise your disclosure in future filings to clarify, if true, that there were no material changes in your internal control over financial reporting during the last fiscal quarter or the fourth fiscal quarter for an annual report. Refer to Item 308T(b) of Regulation S-K.

Signatures, page 24

60.   We note that no controller or principal accounting officer is designated. Please confirm that a person signing in another capacity also signed as the controller or principal accounting officer, and revise future filings to comply with the form's signature requirements. See General Instruction D.

Exhibits 31.1 & 31.2 – Section 302 Certifications

61.   We note that your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K. Please confirm to us that you will provide the exact form of certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) in future filings. In this regard, you should add "The registrant's other certifying officer and" at the beginning of paragraph 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Robert L. B. Diener
        Fax: (310) 362-8887